Exhibit (a)(5)(l)
The following letter (including the attached liquidity agreement term sheet) is a translation of a French language original, a form of which was distributed to various French or former French resident employees of Business Objects by SAP France S.A. and Business Objects S.A. via e-mail on December 3, 2007. SAP France S.A. and Business Objects S.A. will be mailing personalized and signed copies of this letter and term sheet to all relevant employees on December, 4, 2007.
Business Object and SAP France Letterhead
[Date]
[Name]
[Address]
Dear [Name]:
As you may know, on October 7, 2007, Business Objects S.A. (the Company) entered into a Tender Offer Agreement (Agreement) with SAP AG (SAP) a German software company, pursuant to which SAP, or an affiliate of SAP which now is SAP France SA (SAP France), will commence tender offers in France and in the US to acquire the outstanding ordinary shares of the Company (Shares), at a price of 42 euros per Share as well as other securities issued by the Company (the Tender Offer) and, if SAP France acquires at least 95% of the outstanding Shares and voting rights upon or at any time following the closing of the Tender Offer, SAP France will conduct a “squeeze out” procedure pursuant to the applicable French securities regulation, whereby the remaining shareholders of the Company (i.e., those who did not tender their Shares in the Tender Offer) will be cashed out of their Shares (the Squeeze-out and collectively with the Tender Offer, the Transactions).
The following paragraphs generally describe the Transactions and what will happen to any outstanding stock options (Stock Options), free Share awards granted under sections L.225-197-1 et seq. of the French Commercial Code (Restricted Shares) and Shares directly held within the frame of the Company employee savings plan (PEE) as a result of the exercise less than five years ago of Stock Options financed with locked-in funds of the PEE pursuant to the provisions of Article L.443-6 of the French Labor Code (the Blocked PEE Shares) that you currently hold.
Except as otherwise specified, the Transactions will have no impact on your Stock Options, Restricted Shares and Blocked PEE Shares, which will continue to vest in accordance with their terms throughout and following the Transactions period.
The Tender Offer should commence shortly (probably on December 4th, 2007). If you want to participate in the Tender Offer, you should exercise your vested Stock Options and tender the Shares acquired by you upon exercise of your Stock Options. You cannot tender in the Tender Offer:
–	the Shares underlying unvested or unexercised Stock Options;
–
the Shares resulting from the exercise of Stock Options if still subject to a selling restriction period (i.e. Stock Options granted less than 4 years ago); please note however that such Shares would be transferred to SAP France in the case a Squeeze-out is implemented;

–	the unvested Restricted Shares (granted less than 2 years ago); and
–	the Blocked PEE Shares (resulting from Stock Options exercised less than 5 years ago).
If the Tender Offer is successful and accordingly, SAP France acquires control of the Company, it will have the following impact on your Stock Options, your Restricted Shares and your Blocked PEE Shares:
1. You will continue to enjoy all your rights, which will be entirely preserved, under such Stock Options, Restricted Shares and Blocked PEE Shares both before and immediately following this change in control.
2. In addition, if, at any time following the closing of the Tender Offer, a Squeeze-out procedure is implemented, you will benefit, subject to the terms and conditions of the Liquidity Agreement (as defined below) from a put option granted by SAP France that will allow you to sell your Shares and thus ensure a liquidity for the Shares resulting from your Stock Options or for your Restricted Shares or Blocked PEE Shares even though the Shares would no longer be listed.
In order to preserve the favorable tax and social security regime currently applicable to such Stock Options, Restricted Shares and Blocked PEE Shares if you have been a resident in France under French tax and social security laws since the granting of the Stock Options or Restricted Shares and if they are governed, in all or part, by French tax and social security laws, this put option will be exercisable :
–
at a price based on the price offered for Shares within the Tender Offer (i.e. 42 euros) or, if a Squeeze-out is implemented at a later stage, the consideration offered in the Squeeze-out, which will be adjusted in order to reflect the evolution of the SAP share price since completion of the relevant Transaction. Other adjustments, as detailed in the attached term sheet, may occur in the event of certain transactions in the equity of the Company or of SAP in order to preserve the economic balance of the put option.

–
after the applicable restricted periods for tax and social security charges purposes have lapsed. Moreover with regard to your Stock Options (other than those which have been or would be exercised within the framework of the PEE under Article L.443-6 of the French Labor Code, for which the following is not relevant), the applicable liquidity period shall be designed in order to allow you, if you wish, to hold the Shares resulting from the exercise of Stock Options for the holding period (i.e. currently a two-year holding period) allowing you to benefit from the reduced taxation rates applicable to the sale of such shares.

The detail of the provisions briefly summarized above and the remaining terms and conditions of the contract which will be proposed to you (the “Liquidity Agreement”) shall be customary and in accordance with the term sheet attached hereto for your better information.
In this context, you would be asked to comply with a certain number of conditions and, in particular (i) to grant a call option to SAP France on the same Shares as the put option above, and exercisable at the expiry of and at the same price as such put option, (ii) to keep your Company Shares in registered form (au nominatif) and (iii) to agree not to sell or transfer your Company Shares to any person other than SAP France (a gift may however be possible under certain conditions).
You will receive by mail a letter including the official Liquidity Agreement within three months following the settlement date of the French Tender Offer, i.e. it is planned that you should receive these documents by the end of April 2008. In order to benefit from this mechanism, you will be required to sign and return the documents to the Company within the following month.
Potential difficulties raised by a cross-border situation, if any, (e.g. due to a change of your country of residence in the previous years) will be analyzed and treated on a case by case basis. Accordingly, in this case, the final treatment may differ from the mechanism presented in this letter.
We will provide you with additional information in due course. You are strongly encouraged to read the Note d’ information filed by SAP France and the Note d’information en réponse filed by the Company because they contain important information about the Tender Offer. You may obtain the Note d’ information, the Note d’information en réponse and any other documents filed with the AMF for free at the AMF’s website (www.amf-france.org). Materials filed by SAP France may be obtained for free at SAP’s website (www.sap.com). Materials filed by the Company may be obtained for free at the Company’s website (www.businessobjects.com).
If have any questions in the meantime, please contact Human Resources.
Note: Business Objects shareholders and other investors should carefully read all tender offer materials, including the U.S. Offer to Purchase and all related documentation filed by SAP AG and SAP France on Schedule TO, the Schedule 14D-9 filed by Business Objects as well as the Note d’Information and the Note en Réponse filed by SAP France and Business Objects because these documents contain important information, including the terms and conditions of the tender offers. Business Objects shareholders and other investors can obtain copies of the tender offer materials and any other documents filed with the AMF from the AMF’s website (www.amf-france.org) or with the SEC at the SEC’s website (www.sec.gov), in both cases without charge. Materials filed by SAP AG and SAP France may also be obtained for free at SAP’s web site (www.sap.com), and materials filed by Business Objects may be obtained for free at Business Objects’ web site (www.businessobjects.com). Stockholders and other investors are urged to read carefully all tender offer materials prior to making any decisions with respect to the Offers.

PRINCIPAL TERMS AND CONDITIONS OF THE LIQUIDITY AGREEMENT

Liquidity Agreement Beneficiaries	The beneficiaries of the Liquidity Agreement (the “Beneficiaries”) will be:

	-	persons who are or have been resident in France within the meaning of French tax regulations and/or of social security regime rules at any time since the date on which the Covered Instruments (as defined below) were allocated to them,
	-	regarding the Covered Instruments (as defined below) governed, in whole or in part, by French tax regulations and/or social security regime rules.

Shares covered by the Liquidity Agreement	The liquidity mechanism will apply to the Company’s shares (the “Covered Shares”):

	-	resulting from the exercise of options to subscribe for or purchase shares (the “Stock Options”) other than pursuant to Article L.443-6 of the French Labor Code,
	-	definitely acquired as free share awards allocated pursuant to Articles L.225-197-1 et seq. of the French Commercial Code (the “Restricted Shares”),
	-	directly held in the employee savings plan (“PEE”) as a result of exercising Stock Options within the past five years or any time thereafter (including during or after the closing of the Tender Offer) financed with locked-in funds in the PEE pursuant to the provisions of Article L.443-6 of the French Labor Code (the “Blocked PEE Shares”).

(The Stock Options, the Restricted Shares and the Blocked PEE Shares being collectively referred to as the “Covered Instruments”)

Condition Precedent	The liquidity mechanism shall apply only if, at any time following the closing of the Tender Offer, SAP France commences a Squeeze-out procedure (retrait obligatoire) pursuant to applicable French regulations.

Means of acquisition of the Shares	The liquidity mechanism consists of:

A Put Option granted by SAP France to the Beneficiary: SAP France undertakes to acquire the

Covered Shares, at the Beneficiary’s request, at any time during the period starting on the first business day following expiry of the Applicable Restricted Period and ending:

• for Covered Shares resulting from the exercise of Stock Options other than the Blocked PEE Shares: two years and three months after the later of (i) the effective date of exercise of the Stock Options by its Beneficiary and (ii) the end of the Applicable Restricted Period, if any;

• for all other Covered Shares: three months after the end of the Applicable Restricted Period,

it being agreed that, in the event of a temporary suspension of the liquidity mechanism (as described below at the initiative of SAP France or in the case of a “blackout period” during which the sale of the Covered Shares is prohibited by law, the equity compensation plans, the Company’s insider trading policy or any other restriction) during the Applicable Liquidity Period, the latter shall be extended and shall expire one month after the end of the relevant suspension period,

(the “Applicable Liquidity Period”).

The Applicable Restricted Period means the period during which the Beneficiary may not dispose of the Covered Shares without triggering unfavorable consequences as regards tax or social security contributions for any company in the SAP group.

And,

A Call Option granted by the Beneficiary to SAP France: The Beneficiary undertakes to sell the Covered Shares to SAP France, at SAP France’s request, during a period of thirty business days starting on the first business day following the expiry of the Applicable Liquidity Period. In the event of temporary suspension of the liquidity mechanism (cf. above), the exercise period for the Call Option shall be extended until expiry of a one-month period following the end of the relevant suspension period.

Acquisition price	The “Price per Covered Share” shall be equal to:

	(a)	Average SAP Share Price, defined as the average of

the closing stock market prices of the SAP AG ordinary share on the Frankfort stock exchange for the twenty trading days prior to the date of exercise of the Put Option or the Call Option, as the case may be; in the event that the SAP AG ordinary share is no longer listed on the date of the transfer, the value of the SAP AG ordinary share shall be determined on the basis of usual valuation criteria by an independent expert appointed for such purposes (and to whom, more generally, any difficulty concerning the implementation of the Liquidity Agreement may be referred);

multiplied by

	(b)	the Ratio, defined as:

	-	in case of a Squeeze-out procedure implemented immediately after the closing of the Tender Offer pursuant to art. 237-14 of the AMF General Regulations, the price offered in the Tender Offer for each Company share, i.e., 42 euros, divided by the weighted average SAP AG ordinary share price on the Frankfort stock exchange for the twenty trading days prior to and including the closing date of the Tender Offer (i.e., upon expiry of the period of the reopened offer),

	-	in case of a Squeeze-out implemented at a later stage, the price offered in such Squeeze-out for each Company share divided by the weighted average SAP AG ordinary share price on the Frankfort stock exchange for the twenty trading days prior to and including the effective date of the Squeeze-out.

Price adjustments	The Price per Covered Share will be adjusted as appropriate in order to take into account and/or neutralize the consequences of certain transactions affecting the net equity of the Company or SAP AG after the closing of the Tender Offer :

	(a)	the transactions mentioned in article L.225-181 of the French Commercial Code and similar transactions under German law that may affect the share capital or net equity of the Company or SAP AG after the closing of the Tender Offer (e.g., share capital reduction, share capital increase including preferential subscription rights in favor of existing shareholders, exceptional distribution of reserves, share split), and

	(b)	any extraordinary dividend paid to the shareholders of the Company in respect of transferred Covered Shares pursuant to the Put Option or the Call Option

(i.e., when such dividends are paid after the exercise or acquisition of the Covered Instruments, but prior to the sale to SAP France);

	(c)	any extraordinary dividend paid by SAP AG which would substantially and durably affect the weighted average SAP AG ordinary share price on the Frankfort stock exchange;

it being agreed that, as regards transactions concerning the Company, any adjustment to the number of Covered Shares resulting from the Covered Instrument in accordance with the rules applicable would be taken into account for the adjustment of the Ratio, in order to avoid an adjustment being made twice in respect of a single transaction;

and, in any event, so that the economic balance of rights between SAP France and the Beneficiaries of the Covered Instruments is maintained.

Any difficulty in applying these adjustments shall be resolved by the independent expert referred to above.

Undertakings of the Beneficiaries	The Beneficiaries:

	-	must not transfer (save in the event of succession, where the relevant appointed agent (see below) must be informed as soon as possible), pledge or otherwise dispose of the Covered Shares resulting from Covered Instruments other than pursuant to the liquidity mechanism; nonetheless, a Beneficiary shall be authorized, provided that the Applicable Restricted Period has expired, to donate his/her Covered Shares as a gift provided that the recipient undertakes to comply with all the undertakings given by the Beneficiary in the Liquidity Agreement and that the Beneficiary informs the appointed agent (see below) of the said gift;

	-	must deposit or transfer and keep the Covered Shares in a registered account (compte nominatif) in his/her name managed by the appointed agent (see below) until they are transferred to SAP France hereunder.

Temporary suspension of the mechanism	SAP France may suspend performance of the liquidity mechanism as and when necessary and appropriate, in particular in the event of any pending transaction that would require an adjustment to be made.

Agent	An agent shall be appointed to take, for an on behalf of the

Beneficiaries, all measures necessary for proper execution of the Liquidity Agreement.

Representations and warranties	No representation or warranty is made by the Company, SAP AG, SAP France, or by their directors, employees or subsidiaries.

None of the foregoing is liable for any financial, tax or other consequences of the implementation of the Liquidity Agreement.

Consequences of restructuring	In case of a material restructuring transaction affecting the Company’s capital (e.g., merger of the Company into another company or spin-off of the Company) a new liquidity agreement shall be negotiated if need be.

Applicable law	French law
Courts within the jurisdiction of the Paris Court of Appeals.

Procedure	A letter proposing the Liquidity Agreement shall be sent to the Beneficiaries by mail within three months following the settlement date of the French Tender Offer.

In order to benefit from the liquidity mechanism, the Beneficiaries must sign and return the Liquidity Agreement to the Company within one month.